Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260387

PROSPECTUS SUPPLEMENT NO. 9
(to Prospectus dated May 10, 2022)
SHAPEWAYS HOLDINGS, INC.
Up to 29,310,174 Shares of Common Stock
298,408 Warrants to Purchase Common Stock
________________
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated May 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-260387) with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on August 19, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 16,150,816 shares of our common stock, $0.0001 par value per share (“common stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”) and (ii) 2,259,184 shares of our common stock issuable upon the exercise of private warrants (the “Private Warrants”) originally issued to Galileo Founders Holdings, L.P.

The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time by (a) the selling stockholders named in the Prospectus or their permitted transferees of up to 10,900,174 shares of our common stock, consisting of (i) up to 3,400,000 shares of our common stock (the “PIPE Shares”), issued in a private placement pursuant to the terms of separate Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) and (ii) up to 7,800,174 shares of common stock (which includes 300,000 PIPE Shares) held by affiliates of Shapeways Holdings, Inc. and (b) the selling warrantholders named in the Prospectus or their permitted transferees of up to 298,408 Private Warrants held by affiliates of Shapeways Holdings, Inc. that received Private Warrants in the Distribution (as defined in the Prospectus).

Our common stock and Public Warrants are currently listed on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively. On August 17, 2022, the closing price of our common stock was $0.9426 and the closing price for our Public Warrants was $0.0877.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 19, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): August 19, 2022
___________________________________
SHAPEWAYS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39092 (Commission File Number)	87-2876494 (I.R.S. Employer Identification Number)

30-02 48th Avenue Long Island City, NY		11101
(Address of principal executive offices)		(Zip Code)

(646) 979-9885
(Registrant's telephone number, including area code)
___________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $.001	SHPW	New York Stock Exchange
Warrants, each warrant exercisable for one share of Common Stock for $11.50 per share	SHPW WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01 - Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
On August 17, 2022, Shapeways Holdings, Inc. (the “Company”), received a written notice (the “Notice”) from the New York Stock Exchange (the “NYSE”) that it was not in compliance with the continued listing standard set forth in Section 802.01C of the NYSE’s Listed Company Manual (“Section 802.01C”), as the average closing price of the Company’s common stock (the “Common Stock”) was less than $1.00 per share over a consecutive 30 trading-day period. The Notice has no immediate impact on the listing of the Company’s Common Stock on the NYSE, subject to the Company’s compliance with the NYSE’s other continued listing requirements.
The Company intends to respond to the NYSE within ten business days of receipt of the Notice with respect to its intent to cure the deficiency. The Company intends to consider available alternatives, including, but not limited to, a reverse stock split, subject to shareholder approval no later than at the Company’s next annual meeting of shareholders, if necessary, to regain compliance. Pursuant to Section 802.01C, the Company has a period of six months following the receipt of the Notice to regain compliance with the minimum share price requirement. The Company may regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period the Common Stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If the Company is unable to regain compliance with the $1.00 share price rule within this period, the NYSE will initiate procedures to suspend and delist the Common Stock.
Item 7.01 - Regulation FD Disclosure.
As required by Section 802.01C, the Company issued a press release on August 19, 2022, announcing that it had received the notice from the NYSE described in Item 3.01 and that the Company intends to regain compliance. A copy of this press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.
The information furnished pursuant to this Item 7.01 and Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.
Item 9.01 - Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Press release issued by Shapeways Holdings, Inc. on August 19, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings Inc.

Dated: August 19, 2022	By:	/s/ Jennifer Walsh
	Name:	Jennifer Walsh
	Title:	Chief Financial Officer

SHAPEWAYS ANNOUNCES RECEIPT OF NOTICE FROM NYSE OF NON-COMPLIANCE WITH CONTINUED LISTING STANDARDS
New York, NY, August 19, 2022 - Shapeways, Inc. (NYSE: SHPW) (“Shapeways” or the “Company”), a leader in the large and fast-growing digital manufacturing industry, announced today that it received a formal notice from the New York Stock Exchange (“NYSE”) on August 17, 2022 indicating that the Company was not in compliance with NYSE’s continued listing standards, which requires common stock to maintain a minimum average closing price of $1.00 per share over a consecutive 30-day trading period. The notice has no immediate impact on the listing of Shapeways’ common stock on the NYSE, subject to the Company’s compliance with the NYSE’s other continued listing requirements.
Shapeways intends to respond to the NYSE within ten business days of receipt of the notice of its intent to cure the deficiency and is considering a number of available alternatives to regain compliance, including but not limited to, a reverse stock split, subject to shareholder approval. Pursuant to 802.01C of the NYSE’s Listing Company Manual, Shapeways has a period of six months following the receipt of the notice to regain compliance with the minimum share price requirement. The Company may regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the six-month cure period its common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If Shapeways is unable to regain compliance with the $1.00 share price rule within this period, the NYSE may initiate procedures to suspend and delist its common stock.
About Shapeways
Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and approximately 100 materials and finishes, with the ability to easily scale new innovation. To date, Shapeways has delivered over 23 million parts to 1 million customers in over 180 countries. To learn more, please visit https://www.shapeways.com.

Contact Information
Investor Relations
investors@shapeways.com
Media Relations
press@shapeways.com